Ossa Collective Inc



ANNUAL REPORT

6 Peter Lynas Court

Tenafly, NJ 07670

0

http://ossacollective.com

This Annual Report is dated May 2, 2022.

BUSINESS

Ossa Collective Inc. ("Ossa" or the "Company") was initially organized as Heart of Gold US, LLC, a New Jersey limited liability company, on March 16, 2005, and converted to a Delaware domestic corporation on January 18, 2022.

Ossa Collective Inc. is a corporation organized under the laws of the state of Delaware that is made up of a 2 sided marketplace that connects brands with podcast advertising. We help womxn podcasters monetize and brands advertise on podcasts. We have over 1300 Womxn-owned, hosted, and produced podcasts on our network.

The Company's business model consists of a 2 sided marketplace and our business is driven by:

(A) How much inventory we create through users and;

(B) How much inventory we can sell.

We generate revenue through selling podcast advertising. The model is as follows (1) We sell at a $38.00 CPM (Cost per Mille, the fixed rate for every 1,000 listens of the podcast episode); (2) Creators take 50% of revenue; (3) Ossa takes 50% of revenue.

Our service is sold across the country through direct-to-consumer businesses online.

Here are some top reasons to invest:

(1) Podcast advertising has increased year over year since 2015 and is projected to continue growing.

(2) Podcasting is a growing media format

(3) Ossa is a mission-driven company with the purpose to empower Womxn's voices and stories

(4) The Founder has a proven track record in business and worked with some of the largest brands in the world

(5) Our patent-pending technology is one of the first to market and makes growing and monetizing podcasts easier than ever before

(6) We have a low churn rate and large market opportunity

Prior Business Entity

Prior to 2018, the Company functioned as an editorial platform with resources for Millennial women navigating through life. It does not relate to Ossa's business model but the mission is still true to empowering women. The business changed but the entity stayed the same. We converted to a Delaware C corporation for the purpose of this regulation crowdfunding securities offering.

IP Ownership

The Ossa technology is a web and mobile application that uses a proprietary matching algorithm to connect advertisers seeking podcast advertising opportunities with podcast shows that match their desired audience within their desired advertising budget. Our technology is beneficial for advertisers as it significantly reduces the time spent searching for ad opportunities that meet their criteria.

The Company currently holds patent applications pending before the US Patent and Trademark Office covering aspects of the system and method for validating the process of matching podcasters and advertisers as well as the proprietary graphical user interface, described above.

(sources)

1) https://www.iab.com/news/us-podcast-ad-revenues-grew-19-yoy-in-2020-set-to-exceed-1b-this-year-and-2b-by-2023/

2) https://www.statista.com/statistics/760791/us-podcast-advertising-revenue/#:~:text=U.S.%20podcast%20advertising%20revenue%20in%20the%20U.S.%202015%2D2023&text=In%202020%2C%20roughly%20842%20millic

3) https://www.insiderintelligence.com/insights/the-podcast-industry-report-statistics/

4) https://www.linkedin.com/in/marlaisackson/

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,000,000

Use of proceeds: Not Applicable

Date: January 18, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to the year ended December 31, 2020

Revenue

Revenue for the fiscal year 2021 was $186,964, compared to the fiscal year 2020 revenue of $128,991, and was a result of more experienced sales representatives.

Cost of sales

The cost of sales in 2021 was $122,144, an increase of approximately $42,000, from costs of $80,066 in the fiscal year 2020. The increase was due to an increase in sales and orders from advertisers and payouts to podcasters.

Gross margins

Ossa generates 50% gross margin on all advertising campaigns. 50% of revenue generated is paid to the podcast creator whilst Ossa retains 50% of the advertising sale.

Expenses

The Company's expenses consist of, among other things, compensation, marketing, and sales expenses, fees for professional services and patents, research and development expenses, and expenses of Ossa Collective, Inc. Expenses in 2021 increased $40,125 from 2020. This was a result of the company starting to build new technology in 2021.

Historical results and cash flows:

The Company is currently in the research and development stage in regards to its technology assets, however, is currently revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because to date we have been limited in our ability to function due to a lack of technology and limited resources. Past cash was primarily generated through sales. Our goal is to accelerate revenue growth by focusing on the advertiser and podcaster experience and investing in market positioning and advertiser acquisition. We believe our historical cash flows are not representative of what is to be expected for future cash flows as a result of new technology, a greater value proposition to our users and customers, and our capabilities to now function as a company more efficiently.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing*]

Debt

Creditor: Marla Isackson

Amount Owed: $120,000.00

Interest Rate: 2.0%

Maturity Date: January 18, 2024

The total amount is estimated but is flexible as required by the company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Marla Isackson

Marla Isackson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Founder

Dates of Service: May 17, 2018 - Present

Responsibilities: Overseeing the company's overall operations, including but not limited to delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and communicating with the board; No salary and retains a 100% interest in the company.

Position: President of the Board

Dates of Service: December 17, 2021 - Present

Responsibilities: Leading the Board and Executive Committee to carry out its governance functions. Ensuring the Board has approved policies to help ensure sound and compliant governance and management of the organization. Lead the development and refinement of impact metrics. Assessing the performance of the Board and its committees. Assuring ongoing recruitment, development, and contributions of Board members Ensure the Board's directives, policies, and resolutions are carried out. Setting priorities and creating agendas for meetings of the Board and Executive Committee Presiding over meetings of the Board and Executive Committee. Serving as an ambassador of the organization and advocating its mission to internal and external stakeholders.

Position: Secretary

Dates of Service: December 17, 2021 - Present

Responsibilities: Record the minutes of all meetings of the Board of Directors, maintain records of committee meetings, oversee the maintenance of membership lists, provide for the safekeeping of all official contracts and records of the organization and publish notices of scheduled meetings as required in the Company's Bylaws.

Position: Treasurer

Dates of Service: December 17, 2021 - Present

Responsibilities: Ensure board members are seeing good, clear data to help inform decisions. Providing good financial information to the board and then communicating that data in a way the board can digest.

Name: Debra Angilletta

Debra Angilletta's current primary role is with Angilletta & Associates. Debra Angilletta currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: January 17, 2022 - Present

Responsibilities: Primary responsibility is overseeing the company's finances to include strategic planning, evaluating financial risks, record-keeping, and financial reporting. These findings are then reported to the CEO. Debra retains no salary and no equity compensation.

Other business experience in the past three years:

Employer: Angilletta & Associates

Title: Owner, CEO

Dates of Service: June 08, 2010 - Present

Responsibilities: Managing the business and clients. Debra spends 25 hours per week working for the business.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Marla Isackson

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 90.99

RELATED PARTY TRANSACTIONS

Name of Entity: Marla Isackson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: 100% ownership

Material Terms: $120,000 with a 2% interest rate with a maturity date of January 18, 2024.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 382,141 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 7,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 Vote Per Share. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held by them at all meetings of stockholders (and actions taken by written consent in lieu of meetings).

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 555,556 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than

in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, podcasting advertising, and marketing. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our 2-sided marketplace for podcast advertising. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion to make good business decisions that will grow your investment. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Ossa Collective Inc. was formed on January 18th, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ossa Collective, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our 2-sided marketplace for Podcast advertising is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render any patents we obtain unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and customers that utilize our platform. Further, any significant disruption in service on Ossa Collective Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ossa Collective Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Liabilities Associated to Podcasters' Messaging

In the event that a podcaster's performance in producing shows is such that there is an interruption in the podcaster's agreed upon publication schedule or where there is an interruption in a podcaster's hosting company service impacting streaming or downloading of the podcast episodes, such events may impact the Company's ability to use that podcaster for advertising transactions, and either may cause a delay in completing the transaction with that podcaster or may require the Company to secure a different podcaster to finish the publication schedule, either of which may result in a delay in receiving revenue for the given transaction.

Updates to third party API's

In the reliance on third-party vendors, we also rely on social media companies for data. Any restrictions to these API's could impact the function and effectiveness of the technology.

Speed to market.

We rely on existing technology and it is possible that new technology may be developed that makes Ossa's technology obsolete, and Ossa may not be able to adapt to or adopt the new technology fast enough to stay competitive in the marketplace.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Ossa Collective Inc

By   /s/ *Marla Isackson*

> Name: Ossa Collective Inc

> Title: CEO, President, Secretary, and Treasurer

FINANCIAL STATEMENTS



Heart of Gold US Limited Liability Company (the "Company") a New Jersey Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Heart of Gold US Limited Liability Company

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 22, 2022

Vincenzo Mongio

Statement of Financial Position

| | Year Ended December 31, | |
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	50,808	26,291
Accounts Receivable	41,108	380
Total Current Assets	91,917	26,671
Non-current Assets		
Intangible Assets: Software Development, net of Accumulated Amortization	37,337	-
Total Non-Current Assets	37,337	-
TOTAL ASSETS	129,254	26,671
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	22,640	19,859
Deferred Expenses	-	8,143
Deferred Revenue	95,034	32,599
Total Current Liabilities	117,674	60,601
TOTAL LIABILITIES	117,674	60,601
EQUITY		
Member's Capital	747,708	448,164
Accumulated Deficit	(736,128)	(482,095)
Total Equity	11,580	(33,930)
TOTAL LIABILITIES AND EQUITY	129,254	26,671

Statement of Operations

| | Year Ended December 31, | |
	2021	2020
Revenue	186,964	128,991
Cost of Revenue	122,144	80,066
Gross Profit	64,821	48,925
Operating Expenses		
Advertising and Marketing	15,317	210,658
General and Administrative	303,537	68,044
Total Operating Expenses	318,854	278,702
Operating Income (loss)	(254,033)	(229,776)
Other Expense		
Interest Expense	-	-
Other	-	569
Total Other Expense	-	569
Provision for Income Tax	-	-
Net Income (loss)	(254,033)	(230,345)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(254,033)	(230,345)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	2,781	6,051
Accounts Receivable	(40,728)	4,674
Deferred Expenses	(8,143)	2,149
Deferred Revenue	62,434	(3,557)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,344	9,316
Net Cash provided by (used in) Operating Activities	(237,689)	(221,029)
INVESTING ACTIVITIES		
Software Development	(37,337)	-
Net Cash provided by (used by) Investing Activities	(37,337)	-
FINANCING ACTIVITIES		
Capital Contributions	299,544	217,170
Net Cash provided by (used in) Financing Activities	299,544	217,170
Cash at the beginning of period	26,291	30,150
Net Cash increase (decrease) for period	24,518	(3,859)
Cash at end of period	50,808	26,291

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/20	230,994	(251,750)	(20,755)
Capital Contributions	217,170	-	217,170
Net Income (Loss)	-	(230,345)	(230,345)
Ending Balance 12/31/2020	448,164	(482,095)	(33,930)
Capital Contributions	299,544	-	299,544
Net Income (Loss)	-	(254,033)	(254,033)
Ending Balance 12/31/2021	747,708	(736,128)	11,580

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Heart of Gold US Limited Liability Company ("the Company") was originally formed in New Jersey on March 16th, 2005 before converting into a corporation on January 18th, 2022 in the state of Delaware under the name of Ossa Collective, Inc. The Company plans to earn revenue from advertising. The ossa technology is a platform that connects advertisers with women and non-binary podcast hosts whiles providing a mobile app for podcasters to view listener and marketing insights relative to their listeners and show. The Company's headquarters is in Tenafly, New Jersey. The Company's customers and users will be mostly located in the United States but could be located anywhere across the globe.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling advertising to companies seeking advertising opportunities with podcasters. The Company's primary performance obligation is to execute advertising campaigns with chosen podcasters. Payment terms are invoiced and due upon receipt. Once invoices are paid in full, the advertising campaign is implemented and completed. Podcasters are paid on the 30th day of each month for ads completed in that 30-day period. As of December 31, 2020 and 2021, the Company had deferred revenues in the respective amounts of $32,599 and $95,034 for advertising campaigns where cash was received with remaining performance obligations to be satisfied.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. The Company's internal-use software is still being developed therefore no amortization has been recorded.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company does not have any equity-based compensation plans.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See "Note 7 – Subsequent Events" regarding a Promissory Note agreement.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 7 – Subsequent Events" regarding a Promissory Note agreement.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 22, 2022, the date these financial statements were available to be issued.

In January 2022, the Company converted into a corporation in the state of Delaware under the name of Ossa Collective, Inc. The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001 per share. No such shares have been issued yet and the corporation is under the control of the founder and CEO.

In 2022, the Company entered into a Promissory Note agreement with its sole owner for approximately $120,000 with an interest rate of 2% and maturity date in 2024.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Marla Isackson , Principal Executive Officer of Ossa Collective Inc, hereby certify that the financial statements of Ossa Collective Inc included in this Report are true and complete in all material respects.

Marla Isackson

CEO, President, Secretary, and Treasurer